March 25, 2009

Report to Shareholders, 2009

During 2008 the Company had a number significant successes, including the grant of the Bisha mining license and commencement of development activities at the Bisha project in Eritrea.

Milestones Achieved in 2008

January 2008

Bisha Mining license granted

February 2008

$25 million received from Eritrean Government as a down payment on their stake in Bisha

February 2008

Orders placed for critical equipment  (long lead items, ball and SAG mills)

May 2008

$20 million received on sale of the Tabakoto mine

August 2008

Contractor mobilized to Bisha site; site clearing and heavy earth moving started

September 2008

Bisha camp construction for 400 people advanced

October 2008

$89 million debt finance commitment received from Industrial Development Corporation of South Africa, subject to completion of all required project finance

As explained in our annual management discussion and analysis and evidenced in our annual financial statements, the Company has a strong cash position and is focused on its Bisha development project. Despite the global credit crunch, we plan to close the project debt finance shortly, which will truly demonstrate the mark of an outstanding project that can be financed in such difficult capital markets.

Naturally the above milestones can only be achieved through the hard work and strong support of many people involved. The Eritrean Government has been particularly supportive of the Bisha project and we have been breaking ground together in the start of a mining industry in the country. Our advisors, senior managers and staff have all played an important part of the company’s progress.

Updated photos are posted to our website on a regular basis so you can view our progress at Bisha; please go to www.nevsun.com/properties/photo_gallery for a photo tour of our new camp facilities, ongoing construction and plant site preparation.

On behalf of Nevsun and the Board of Directors, we would like to thank you for your commitment to the growth and future prosperity of the company.

“Cliff T. Davis”

Clifford T. Davis
President and CEO

Nevsun Resources Ltd.